December 14, 2006

Michael McTiernan (Mail Stop 4561)

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PowerShares DB Multi-Sector Commodity Trust
DB Multi-Sector Commodity Master Trust
Amendment No. 1 to Registration Statement on Form S-1 filed September 26, 2006, Registration No. 333-135422 and 333-135422-01

Dear Mr. McTiernan:

We are filing Pre-Effective Amendment No. 2 to the captioned registration statement (the “Registration Statement”) for PowerShares DB Multi-Sector Commodity Trust (the “Trust”) and DB Multi-Sector Commodity Master Trust (the “Master Trust”) concurrently with the filing of this letter.

While we have not received any comments from your office regarding the Registration Statement since July 26, 2006 (to which we responded on September 26, 2006), based upon telephone conversations among you and various persons in your office and the Office of Chief Counsel and certain of my colleagues in this office, we understand that, due to similarities in legal and organizational structure between the Trust and the Master Trust, on the one hand, and PowerShares DB US Dollar Index Trust and DB US Dollar Index Master Trust (together, “DXY”), on the other hand, Comment No. 1 in each of the letters from Karen J. Garnett to Kevin Rich of DB Commodity Services LLC dated September 6, 2006 and November 9, 2006 regarding DXY maybe applicable also to the Registration Statement. For your convenience, such comments are set forth below in italics, with our response immediately following. Our response to Ms. Garnett’s letter of November 9, 2006 has not yet been filed, but we expect to file it shortly.

Also, we have revised the cover page of the prospectus forming a part of the Registration Statement, the Breakeven Table, and the Risk Factors section in response to Comments 2, 3 and 4 as set forth in Ms. Garnett’s letter of November 9, 2006.

We respectfully submit that the responses set forth below are dispositive of the issues to which they respond and we are not aware of any other comments applicable to the Registration Statement that have not been addressed.

September 6, 2006 Letter; Response of October 16, 2006

1.	Please tell us why the Bullish Fund and the Bearish Fund should not be viewed as separate registrants. We note that shares of each fund will trade separately, that the shares will be offered separately, and that offering proceeds from each fund will be separately invested. We also note that you intend to provide separate financial information for each fund.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

December 14, 2006

Response:

The Bullish Fund and the Bearish Fund are separate series of a Delaware statutory trust. A separate series of a Delaware statutory trust is a segregated pool of assets of the statutory trust and not a separately cognizable legal entity: a series cannot issue securities, cannot sue or be sued, cannot contract and cannot take any other action independently of the Delaware statutory trust of which it is a part. Consequently, we respectfully submit, a series of a Delaware statutory trust is not a “person” or an “issuer” within the meaning of the Securities Act, is not eligible separately to register under the Securities Act, and cannot sign a registration statement and undertake the duties of a registrant. Only the statutory trust itself is legally cognizable and able to take any of the foregoing actions. A series serves merely to “ring-fence” certain specified property and obligations of the statutory trust and the profits and losses associated therewith so that, provided certain formalities are observed, creditors of the statutory trust generally, or of any one or more of its other series, are unable to proceed against the specified property of the series. It does not function to form a new, separately cognizable legal personality. See 12 Del. C. § 3804.

For purposes of the registration requirements of the Securities Act, we respectfully submit that it is appropriate to view the separate series of a Delaware statutory trust as functionally equivalent to different classes of equity securities of a single issuer. Indeed, this is the approach the staff appears to have taken in respect of the numerous multi-series commodity pools that have been permitted to register on a single registration statement in the past. See, for example, Quadriga Superfund, L.P. (SEC Registration No. 333-136804), World Monitor Trust III (SEC Registration No. 333-119612), The Frontier Fund (SEC Registration No. 333-129701).

In registering multiple series of a single issuer on a single registration statement, sponsors of commodity pools take their cue from sponsors of mutual funds and ETFs. The registration under the Securities Act of each series of a single issuer organized in multiple series (each separate as to its assets and liabilities and with separate voting rights) is contemplated with specificity by Section 18(f)(2) of the Investment Company Act, Rule 18f-2 thereunder and Form N-1A (the form on which mutual funds and most ETFs register their shares under the Securities Act). Indeed, we respectfully submit that the Delaware statutory trust organized in series is a common form of organization of mutual fund and ETF families, and that examples of each are so numerous that to cite specific examples is unnecessary. The Bullish Fund and the Bearish Fund will be listed on a national securities exchange like an ETF and are structurally and analytically analogous to ETFs and ETF families in many respects, although commodity pools are not eligible to register on Form N-1A because they are not investment companies within the meaning of the Investment Company Act. The availability of a particular form for registration under the Securities Act would appear, in our judgment, to be irrelevant to the substantive question raised, but we bring Form N-1A to your attention because it is a form published by the Division of Corporation Finance that specifically contemplates the registration under the Securities Act of the securities of a single issuer organized in multiple series on a single registration statement.

Finally, we submit that the use of a multi-series entity for the organization of collective investment vehicles to be registered under the Securities Act is beneficial to investors as it tends to promote administrative efficiency and reduce administrative expense. Please see the sub-section “The Trust and the Funds; The Master Trust and the Master Funds” in the “Summary” section on page 1.

December 14, 2006

November 9 Letter; Response to be Filed Shortly

1.	We have reviewed your response to prior comment 1 where we asked why the Bullish Fund and Bearish Fund should not be treated as separate issuers as such term is defined by Section 2(a)(4) of the Securities Act of 1933. We further note that the Officers’ Certificate that is attached to the Form of Participant Agreement filed as Exhibit 4.3 to the registration statement states that the Managing Owner will develop and maintain separate internal controls and disclosure controls and procedures for both the Bullish and Bearish Fund. The existence of separate controls and procedures for each fund seems to further suggest that they will operate as separate issuers. Please further advise us as to why you believe this fact does not indicate that the separate series should be treated as separate issuers. In addition, please tell us who will sign certifications filed with the Trust’s periodic reports and whether there will be separate certifications for each fund.

We understand this comment to refer to clause (w) of the referenced Officers’ Certificate. We respectfully disagree with your construction of the language of clause (w). Clause (w) does not state that the Managing Owner will develop and maintain separate disclosure controls and procedures for the Bullish Fund and the Bearish Fund. It simply provides that the Managing Owner will establish a single set of disclosure controls and procedures, and will do so on behalf of each of the Bullish Fund and the Bearish Fund so that material information relating to each of the Bullish Fund and the Bearish Fund will be made known to the Managing Owner and disclosed in accordance with applicable rules, regulations and interpretations.

We further respectfully disagree that the Officers’ Certificate “suggests” either separate operations or, as your comment implies, separate juridical existence of the funds. The distinct administration of the two funds is no more suggestive of separate operations or existence than the separate administration of debt securities issuable in series under a single trust indenture, a circumstance explicitly contemplated by Section 310(b) of the Trust Indenture Act of 1939, as amended in 1990 at the Commission’s recommendation. Similarly, the distinct administration of the two funds is no more suggestive of separate operations or existence than the separate administration of two mutual funds under the same charter, a circumstance explicitly contemplated by Section 18(f)(2) of the Investment Company Act, Rule 18f-2 thereunder and Form N-1A.

In order for the Trust to avail itself of the limitation on inter-series liability set forth in Section 3804 of the Delaware Statutory Trust Act, 12 Del. C. § 3801 et. seq., each of the Bullish Fund and the Bearish Fund must maintain separate and distinct records and the assets associated with each of them must be held in such separate and distinct records and accounted for in such separate and distinct records separately from the other assets of the statutory trust or any other series thereof. The same is true of mutual funds organized under the same statute or comparable statutes in other jurisdictions. The use of the phrase “on behalf of each Fund” and similar language in clause (w) is merely intended to acknowledge the separateness of the assets and liabilities and books and records to which such disclosure controls and procedures are to be applied. Notwithstanding the foregoing, to assuage your concern that the use of this language might suggest that the Bullish Fund and the Bearish Fund will operate as separate issuers, we have revised Clause (w) to refer to “the Trust” rather than “each Fund” in each instance.

For the reasons set forth in our letter to you of October 16, we respectfully submit once again that a series of a Delaware statutory trust is not a “person” or an “issuer” within the meaning of the

December 14, 2006

Securities Act. The term “issuer” is defined in Section 2(a)(4) of the Securities Act. Under Section 2(a)(4), it is essential that an “issuer” be a “person,” a term defined in Section 2(a)(2). There are no relevant exceptions to this proposition. A separate series of a Delaware statutory trust is a segregated pool of assets of the statutory trust and not a separately cognizable legal entity with a separately cognizable legal personality or juridical existence: a series cannot issue securities, cannot sue or be sued, cannot own property, cannot contract and cannot take any other action independently of the Delaware statutory trust of which it is a part. We respectfully submit that such a segregated pool of assets does not fit within Section 2(a)(2). The Trust of which each of the Bullish Fund and the Bearish Fund is a part, however, clearly is a “person” within Section 2(a)(2), because the interests of its beneficiaries are evidenced by a “security” within the meaning of Section 2(a)(1).

We also wish to point out that the addition of the series as parties to the registration statement would result in no additional investor protection. No further disclosure would be required if the series became parties to the registration statement. As the series lack juridical personality distinct from the Trust, they also lack the capacity to be sued under Delaware law. Consequently, a series could not be made a defendant in any suit brought under the federal securities laws. If the series became parties to the registration statement, the persons signing the registration statement on their behalf and pursuant to the additional prescriptions of Section 6(a) of the Securities Act (and thus becoming persons described in Section 11(a) of the statute) would be the same persons who already have executed the registration statement on behalf of the appropriate party to the registration statement, the Trust. As a result, the addition of the series would result in no benefit to investors.

We are unable to discern any characteristic of the Trust, the Bullish Fund or the Bearish Fund that reasonably could support distinguishing this registration statement from the registration statements of the numerous multi-series commodity pools that have been permitted to register on a single registration statement in the past. See, for example, Quadriga Superfund, L.P. (SEC Registration No. 333-136804), World Monitor Trust III (SEC Registration No. 333-119612), and The Frontier Fund (SEC Registration No. 333-129701). We respectfully submit once again that registration under the Securities Act of each series of a single issuer organized in multiple series on a single registration statement is contemplated with specificity by the federal securities laws, including Section 18(f)(2) of the Investment Company Act, Rule 18f-2 thereunder and Form N-1A (the form on which mutual funds and most ETFs register their shares under the Securities Act). We respectfully submit once again that, for purposes of this analysis, the Trust is structurally analogous to, and not distinguishable in any relevant respect from, ETFs and ETF families that routinely are formed as Delaware statutory trusts organized in series and that register their shares on a single registration statement on Form N-1A, a form published by the Division of Corporation Finance. Examples of mutual fund and ETF families organized in this manner are so numerous that citation to any particular organization is not necessary. The status of an issuer as an “investment company” within the meaning of the Investment Company Act or otherwise has no relevance to the question of whether or not a multi-series entity constitutes a single issuer or multiple issuers for purposes of Section 2(a)(4) of the Securities Act.

The certifications to be filed with the Trust’s periodic reports for each of the Bullish Fund and the Bearish Fund will be signed by the Chief Executive Officer and the Principal Financial Officer of the Managing Owner. These officers have signed the certifications required to be filed with the periodic reports of the public commodity pools sponsored by the Managing Owner whose shares currently are being offered pursuant to effective registration statements. See PowerShares DB Commodity Index Tracking Fund (SEC Registration No. 333-125325) and PowerShares DB G10 Currency Harvest

December 14, 2006

Fund (SEC Registration No. 333-132484). We respectfully submit that this is consistent with applicable rules, regulations and interpretations and with the practices of comparable registrants. See, e.g., United States Oil Fund, LP (SEC Registration No. 333-124950), iShares GSCI Commodity-Indexed Trust (SEC Registration No. 333-126810), iShares Comex Gold Trust (SEC Registration No. 333-112589), streetTRACKS Gold Trust (SEC Registration No. 333-105202), iShares Silver Trust (SEC Registration No. 333-125920), CurrencyShares Euro Trust (SEC Registration No. 333-125581), CurrencyShares Swiss Franc Trust (SEC Registration No. 333-132364), CurrencyShares Swedish Krona Trust (SEC Registration No. 333-132366), CurrencyShares Mexican Peso Trust (SEC Registration No. 333-132367), CurrencyShares Canadian Dollar Trust (SEC Registration No. 333-132363), CurrencyShares British Pound Sterling Trust (SEC Registration No. 333-132361), CurrencyShares Australian Dollar Trust (SEC Registration No. 333-132362), Quadriga Superfund, L.P. (SEC Registration No. 333-136804), World Monitor Trust III (SEC Registration No. 333-119612), The Frontier Fund (SEC Registration No. 333-129701).

We are aware of the no-action relief obtained in respect of many of the foregoing registrants and other registrants relating to Rules 13a-14(a), 15d-14(a) and Item 601(b)(31) of Regulation S-K, including most recently by Foley & Lardner LLP on behalf of six funds under the CurrencyShares brand in September, 2006. We have advised the Managing Owner that it is not necessary in connection with the periodic reports of the Trust, the Bullish Fund and the Bearish Fund, as well as the periodic reports of the public commodity pools sponsored by the Managing Owner whose shares currently are being offered pursuant to effective registration statements, for the Managing Owner to seek any similar relief as the views of the staff in this regard are clear from published releases and no-action letters.

*        *        *

As we have previously advised you by telephone, we expect shortly to submit an acceleration request seeking effectiveness of the Registration Statement at 9:00 am on Tuesday, January 2, 2007, with a view to launching these funds and commencing their listing on the Amex on Friday, January 5, 2006.

Thank you for your assistance with this matter, If you have any further questions or comments, please do not hesitate to call me at (212) 839-5458 or call my partner, Jim Munsell, at (212) 839-5609.

Very truly yours,

/s/ Michael J. Schmidtberger
Michael J. Schmidtberger

Enclosure

cc:	Kevin Rich
Gregory Collett